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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

***of the* Securities Exchange Act of 1934**

For the Month of February, 2002

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant's Name into English)

3 Azrieli Center
The Triangle Building, 42nd floor
Tel, Aviv 67023
Israel

(Address of Principal Corporate Offices)

Attached hereto and incorporated by reference herein is the Registrant's Press Release announcing Elron expects to record increased losses in the fourth quarter of 2001.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD
(Registrant)

By: ______________________
Richard H. Gilden for Ami Erel,
pursuant to power of attorney

Dated: February 26, 2002

NYOLIB1\RHG\175740.03

ELRON ELECTRONIC INDUSTRIES LTD.

-FOR IMMEDIATE RELEASE-

ELRON ELECTRONIC INDUSTRIES EXPECTS TO RECORD INCREASED LOSSES IN THE FOURTH QUARTER OF 2001

Tel Aviv, February 26, 2002- Elron Electronic Industries Ltd. (NASDAQ:ELRN), today announced that, based on preliminary estimates, it anticipates reporting a net loss of approximately $18.0 million for the fourth quarter of 2001. The anticipated net loss for 2001 is forecasted to be approximately $48.0 million.

The increase in the anticipated net loss for the fourth quarter of 2001 over the $10.6 million net loss in the third quarter of 2001 is primarily due to the increase in the net losses of our 44% held affiliate, Elbit Ltd. (Nasdaq:ELBT) estimated to be approximately $19 million in the fourth quarter of 2001 as reported by Elbit today.

The above data are subject to change in connection with the year end audit of the Company's financial statements, which has not been completed. The Company anticipates that the audit will be completed by the end of March 2002.

Elron Electronic Industries Ltd. is a multinational high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of advanced defense electronics, communication, software, information technology, Medical devices and semiconductors. For further information, visit http://www.elron.com

Contact: Doron Birger - Elron Electronic Industries Ltd. - Tel. 972-3-607 5555
doron@elron.net